SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)†

The Lovesac Company
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

54738L 109
(CUSIP Number)

Sidney Burke, Esq.

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020

(212) 335-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

†	This Schedule 13D amendment constitutes an exit filing.

CUSIP No. 54738L 109	13D

1	Name of Reporting Person Andrew R. Heyer
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 200,012(1)
	8	Shared Voting Power 408,417(2)
	9	Sole Dispositive Power 200,012(1)
	10	Shared Dispositive Power 408,417(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 608,429(1)(2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 4.02%(3)
14	Type of Reporting Person IN

(1)	Includes (i) 19,830 shares of common stock, par value $0.00001 per share (“Common Stock”) of The Lovesac Company, a Delaware corporation (the “Issuer”) held of record by Andrew R. Heyer 2007 Associates, L.P., an entity which Mr. Heyer controls, and (ii) 18,457 shares of Common Stock held of record by Heyer Investment Management LLC, an entity which Mr. Heyer controls.

(2)	Includes shares of Common Stock held by: (i) Mistral Equity Partners, LP (334,768 shares), which is managed by an affiliated entity controlled by Mr. Heyer, (ii) Mistral Equity Partners QP, LP (41,699 shares), which is managed by an affiliated entity controlled by Mr. Heyer, and (iii) MEP Co-Invest, LLC (31,950 shares), which is an entity controlled by Mr. Heyer.

(3)	Based on 15,118,514 shares of Common Stock outstanding as of September 7, 2021.

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

This Amendment No. 10 (this “Amendment No. 10”) to the original Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 23, 2018 (as amended by Amendment No. 1 filed with the SEC on November 2, 2018, Amendment No. 2 filed with the SEC on June 3, 2019, Amendment No. 3 filed with the SEC on December 23, 2019, Amendment No. 4 filed with the SEC on July 23, 2019, Amendment No. 5 filed with the SEC on October 21, 2020, Amendment No. 6 filed with the SEC on December 14, 2020, Amendment No. 7 filed with the SEC on January 11, 2021, Amendment No. 8 filed with the SEC on January 19, 2021, and Amendment No. 9 filed with the SEC on February 19, 2021, the “Schedule 13D”) is being filed by Andrew R. Heyer and constitutes an exit filing.

Except as amended and supplemented hereby, there has been no change in the information contained in the Schedule 13D.

Item 1: Security and Issuer

The information regarding the securities and the Issuer contained in “Item 1. Security and Issuer” contained in the Schedule 13D is not being amended by this Amendment No. 10.

Item 2: Identity and Background

The information regarding the Reporting Person contained in “Item 2. Identity and Background” contained in the Schedule 13D is not being amended by this Amendment No. 10.

Item 3: Source and Amount of Funds or Other Consideration

The information regarding the Reporting Person contained in “Item 3. Source and Amount of Funds or Other Consideration” contained in the Schedule 13D is not being amended by this Amendment No. 10.

Item	4: Purpose of Transaction

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended to add the following:

On June 5, 2021, 4,126 shares of the Issuer’s common stock were issued to Andrew R. Heyer upon the vesting of time-based restricted stock units (“RSUs”) granted on June 5, 2020.

On June 7, 2021, Andrew R. Heyer received a grant of 1,245 RSUs, which vest on the earlier of the first anniversary of the grant date or the date of the Issuer’s annual meeting to be held in 2022. Each RSU represents the contingent right to receive one share of the Issuer’s common stock.

On June 29, 2021, Mistral Equity Partners, LP sold an aggregate of 18,918 shares of the Issuer’s common stock at $80.00 per share.

On June 29, 2021, Mistral Equity Partner QP, LP sold an aggregate of 13,700 shares of the Issuer’s common stock at $80.00 per share.

On June 30, 2021, Mistral Equity Partners, LP sold:

●	an aggregate of 21,302 shares of the Issuer’s common stock at a weighted average price of $80.44 per share. The shares were sold at prices ranging from $80.0000 to $80.9800, inclusive.

●	an aggregate of 234 shares of the Issuer’s common stock at a weighted average price of $81.13 per share. The shares were sold at prices ranging from $81.0000 to $81.2500, inclusive.

On June 30, 2021, Mistral Equity Partner QP, LP sold:

●	an aggregate of 15,426 shares of the Issuer’s common stock at a weighted average price of $80.44 per share. The shares were sold at prices ranging from $80.0000 to $80.9800, inclusive.

●	an aggregate of 169 shares of the Issuer’s common stock at a weighted average price of $81.13 per share. The shares were sold at prices ranging from $81.0000 to $81.2500, inclusive.

On July 15, 2021, Mistral Equity Partners, LP and Mistral Equity Partners QP, LP entered into a Rule 10b5-1 Sales Plan (the “July 2021 10b5-1 Plan”) with Stifel, Nicolaus & Company, Incorporated (“Stifel”). Pursuant to the July 2021 10b5-1 Plan, Stifel may sell up to an aggregate of 451,223 shares of the Issuer’s common stock owned by such entities, subject to the satisfaction of certain conditions, including, among others, minimum trading prices. The July 2021 10b5-1 Plan will terminate on the earlier of the date on which all of the shares to be sold under the July 2021 10b5-1 Plan are sold or the date the July 2021 10b5-1 Plan is otherwise terminated.

On September 23, 2021, Mistral Equity Partners, LP sold an aggregate of 37,405 shares of the Issuer’s common stock pursuant to the July 2021 10b5-1 Plan at a weighted average price of $75.27 per share. The shares were sold at prices ranging from $75.0000 to $76.0000, inclusive.

On September 23, 2021, Mistral Equity Partner QP, LP sold an aggregate of 33,595 shares of the Issuer’s common stock pursuant to the July 2021 10b5-1 Plan at a weighted average price of $75.27 per share. The shares were sold at prices ranging from $75.0000 to $76.0000, inclusive.

On September 24, 2021, Mistral Equity Partners, LP sold an aggregate of 13,171 shares of the Issuer’s common stock pursuant to the July 2021 10b5-1 Plan at a weighted average price of $75.33 per share. The shares were sold at prices ranging from $75.0400 to $75.5900, inclusive.

On September 24, 2021, Mistral Equity Partner QP, LP sold an aggregate of 11,829 shares of the Issuer’s common stock pursuant to the July 2021 10b5-1 Plan at a weighted average price of $75.33 per share. The shares were sold at prices ranging from $75.0400 to $75.5900, inclusive.

The Reporting Person undertake to provide, upon request, full information regarding the number of shares sold at each separate price within each range to the staff of the U.S. Securities and Exchange Commission.

Item 5: Interest in Securities of the Issuer

“Item 5. Interests in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

(a) and (b)

Reporting Person	Number of Shares With Sole Voting and Dispositive Power		Number of Shares With Shared Voting and Dispositive Power		Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned+
Andrew R. Heyer(1)	200,012	(1)	408,417	(2)	608,429	4.02%

+	Based on 15,118,514 shares of Common Stock outstanding as of September 7, 2021.

(1)	(i) 19,830 shares of common stock, par value $0.00001 per share (“Common Stock”) of The Lovesac Company, a Delaware corporation (the “Issuer”) held of record by Andrew R. Heyer 2007 Associates, L.P., an entity which Mr. Heyer controls, and (ii) 18,457 shares of Common Stock held of record by Heyer Investment Management LLC, an entity which Mr. Heyer controls.

(2)	Includes shares of Common Stock of the Issuer held by: (i) Mistral Equity Partners, LP (334,768 shares), which is managed by an affiliated entity controlled by Mr. Heyer, (ii) Mistral Equity Partners QP, LP (41,699 shares), which is managed by an affiliated entity controlled by Mr. Heyer, and (iii) MEP Co-Invest, LLC (31,950 shares), which is an entity controlled by Mr. Heyer.

(c)	There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Person other than as described in this Statement on Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

“Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” of the Schedule 13D is hereby amended to add the following:

The description of the July 2021 10b5-1 Plan disclosed in Item 4 is hereby incorporated by reference into this Item 6.

Item 7: Material to be Filed as Exhibits.

The information regarding the Reporting Person contained in “Item 7. Material to be Filed as Exhibits” contained in the Schedule 13D is not being amended by this Amendment No. 10.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: September 28, 2021

ANDREW R. HEYER

/s/ Andrew R. Heyer

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